STATEMENT OF FINANCIAL CONDITION
AND RELATED NOTES

Lincoln Financial Securities Corporation
Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-14685

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lincoln Financial Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1300 South Clinton Street
(No. and Street)

Fort Wayne	IN	46802
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Megan V. Omoruyi	336-691-4670	Megan.Omoruyi@lfg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

2005 Market Street, Suite 700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Megan Omoruyi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lincoln Financial Securities Corporation, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Megan Omoruyi

Title:
AVP, Financial Reporting and Financial and Operations Principal

L. C Knibb
Notary Public

LORI C KNIBB
Notary Public, North Carolina
Guilford County
My Commission Expires
7/4/2028

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Lincoln Financial Securities Corporation
Statement of Financial Condition and Related Notes

Year Ended December 31, 2023

Table of Contents



Ernst & Young LLP
One Commerce Square
2005 Market Street
Suite 700
Philadelphia, PA 19103

Tel: 1.215.448.5000
Fax: 1.215.448.4069
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Lincoln Financial Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lincoln Financial Securities Corporation (the Company) as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since at least 2001, but we are unable to determine the specific year.

March 27, 2024

Lincoln Financial Securities Corporation
Statement of Financial Condition
(in thousands, except share data)

		As of December 31, 2023
ASSETS		
Cash and invested cash	$	19,850
Commissions and fees receivable due from third parties		5,445
Commissions and fees receivable due from affiliates		366
Net deferred tax asset		1,829
Notes receivable		2,765
Other assets		2,368
Total assets	$	32,623
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued commissions		3,407
Accrued compensation and benefits		340
Payable to vendors		302
Due to affiliates		2,217
Other liabilities		5,041
Total liabilities		11,307
Stockholder's Equity		
Common stock – $1 par value: 100,000 shares authorized; 50,000 shares issued and outstanding		50
Additional paid-in capital		43,730
Accumulated deficit		(22,464)
Total stockholder's equity		21,316
Total liabilities and stockholder's equity	$	32,623

See accompanying notes to the statement of financial condition.

Lincoln Financial Securities Corporation
Notes to Statement of Financial Condition
(in thousands)

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Securities Corporation ("LFS" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, variable insurance products and equity and fixed income securities, and the provision of fee-based investment advisory services. LFS is licensed to engage in broker-dealer and investment advisor activity throughout the United States. LFS is a wholly-owned subsidiary of Lincoln National Corporation ("LNC").

On December 14, 2023, LNC announced that it had entered into a Stock Purchase Agreement with Osaic Holdings, Inc., a Delaware corporation ("Osaic"), pursuant to which Osaic agreed to acquire all of the ownership interests in the Company. The transaction is expected to close in the first half of 2024, subject to customary closing conditions, including regulatory approvals.

Basis of Presentation

The accompanying statement of financial condition is prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial condition are summarized below.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's financial condition being significantly different from what would have been obtained if the Company were autonomous.

The Company operates in one reportable segment given the similarities of all the products and services provided.

Accounting Estimates and Assumptions

The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the statement of financial condition. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Invested Cash

Cash and invested cash is carried at cost, which approximates fair value, and includes all highly liquid investments purchased with an original maturity of three months or less. Cash and invested cash included $17,380 of securities which were subject to regulatory haircuts for purposes of the computation of net capital.

Commissions and Fees Receivable

Commissions and fees receivable due from third parties represent activity related to the distribution of non-affiliated securities, including certain mutual funds, variable insurance products and equity and fixed income securities, and fee-based investment advisory services. Commissions and fees receivable due from affiliates represent activity related to the distribution of affiliated variable insurance products. During 2023 LFS did not record any new assets on the Statement of Financial Condition related to costs to obtain or fulfill a contract with a customer.

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFS. Pursuant to an intercompany tax-sharing agreement with LNC, LFS provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFS will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 2 for additional information.

Other Assets and Other Liabilities Related to AdviceNext^{SM}

The Company has an agreement with our clearing provider related to *AdviceNext^{SM}*, an integrated offering that optimizes the delivery of the Company's practice resources, tools and technology to advisors.

The agreement provided business development credits that were received and deferred by the Company from the clearing provider upon achievement of certain time or performance milestones, as specified in the contract. We had deferred revenue of $2,268 reported within other liabilities on the Statement of Financial Condition as of December 31, 2023.

Additionally, the launch of *AdviceNext^{SM}* resulted in incremental and identifiable costs directly related to the acquisition of the agreement with the clearing provider that were capitalized and amortized over the contract period. As of December 31, 2023, we had $2,112 of capitalized cost, net of accumulated amortization, reported within other assets on the Statement of Financial Condition.

Deferred Compensation

Certain LFS employees and agents participate in a deferred compensation plan sponsored by LNC and administered by LNL. LFS is allocated certain expenses related to the plan by LNC. LFS reports the liability within accrued compensation and benefits on the Statement of Financial Condition.

Notes Receivable

Notes receivable represents forgivable and non-forgivable loans to attract top-producing representatives to join the sales network, net of allowance for credit losses. Forgivable loans are generally amortized over the contract period that typically ranges between three to seven years from the initial date of the loan generally based on productivity levels. We had $529 of non-forgivable loans as of December 31, 2023. Allowances are established on notes receivable if the financial advisor is no longer associated with LFS and the loan has not been promptly repaid. Our allowance for credit losses was $74 as of December 31, 2023.

Adoption of New Accounting Standards

All new Accounting Standards Updates issued by the FASB were assessed and determined to be either not applicable or insignificant in presentation or amount.

2. Income Taxes

The income tax asset (liability) was as follows:

	For the Year Ended December 31, 2023
Federal income tax asset (liability):	
Current	$ (208)
Deferred	1,250
Total federal income tax asset (liability)	1,042
State income tax asset (liability):	
Current	132
Deferred	579
Total state income tax asset (liability)	711
Total current income tax asset (liability)	(76)
Total deferred income tax asset (liability)	1,829
Total income tax asset (liability)	$ 1,753

Significant components of our deferred tax assets and liabilities were as follows:

	For the Year Ended December 31, 2023	
Deferred tax assets		
Planner loans	$	1,235
Accrued liabilities		105
Deferred costs/revenue		33
State income taxes		457
Total deferred tax assets	$	1,830
Deferred tax liabilities		
Other		1
Total deferred tax liabilities		1
Net deferred tax asset	$	1,829

Current federal income taxes receivable is included in due from affiliates on the Statement of Financial Condition. Current state income taxes receivable is included in other assets on the Statement of Financial Condition.

We are required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2023, management concluded that it was more likely than not that our gross deferred tax assets will reduce taxes payable in future years; therefore, no valuation allowance was necessary.

The LNC consolidated group is subject to examination by U.S. federal, state, and local and non-U.S. income authorities. With few exceptions for limited scope review, we are no longer subject to U.S. federal examinations for years before 2020. In the first quarter of 2021, the Internal Revenue Service commenced an examination of our 2014, 2015, 2016, and 2017 refund claims. We are currently under examination by several state and local taxing jurisdictions; however, we do not expect those examinations to materially impact us.

As of December 31, 2023, we had no unrecognized tax benefits. We are not aware of any events for which it is likely that unrecognized tax benefits will significantly increase or decrease within the next year.

There was no accrued interest and penalty expense related to the unrecognized tax benefits as of December 31, 2023.

There are no uncertain tax positions related to the Company in the current year.

In August 2022, the Inflation Reduction Act of 2022 was passed by the U.S. Congress and signed into law by President Biden. The Inflation Reduction Act of 2022 established a new 15% corporate alternative minimum tax for corporations whose average adjusted net income for any consecutive three-year period beginning after December 31, 2022, exceeds $1.0 billion. The Inflation Reduction

Act of 2022 also established a 1% excise tax on stock repurchases made by publicly traded corporations. Both provisions were effective for tax years beginning after December 31, 2022. We determined that we were not within the scope of the corporate alternative minimum tax for 2023.

3. Agreements and Transactions with Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements, LFS has entered into various cost-sharing agreements with affiliates. Additionally, costs are allocated to LFS by certain affiliates under common LNC control for corporate and administrative services and for certain securities-related and product-specific expenses pursuant to Master Services Agreements. Costs include, but are not limited to, expenses related to broker-dealer management and operations, home and field office, human resource administration, print and distribution, legal services, compliance, administrative expenses, information technology, and communication services.

Due from affiliates and due to affiliates reported on the Statement of Financial Condition relate to the intercompany expense sharing and tax agreements.

4. Contingencies and Commitments

Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC") and FINRA, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws and laws governing the activities of broker-dealers and registered investment advisers.

LFS is involved in various pending or threatened legal or regulatory proceedings arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding verdicts obtained in the jurisdiction for similar matters. This variability in pleadings, together with our actual experiences in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2023.

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews. An adverse outcome in one or more of these matters may have a material impact on our financial statements, but, based on information currently known, management does not believe those matters are likely to have such an impact.

Commitments

In February 2024, LFS and its affiliate Lincoln Financial Advisors Corporation jointly finalized a settlement with the SEC with respect to the SEC's investigation of the firms' compliance with recordkeeping and supervision requirements relating to business communications sent over unapproved electronic messaging channels. As of December 31, 2023, LFS has recorded a $1,955 accrual reported within other liabilities on the Statement of Financial Condition related to this settlement, which was paid in the first quarter of 2024.

5. Net Capital Requirements

LFS operates under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements. The following presents our excess net capital as of December 31:

	2023
Minimum net capital requirement	$ 250
Net capital	12,710
Excess net capital	$ 12,460

6. Subsequent Events

Management evaluated subsequent events for the Company through March 27, 2024, the date the financial statements were available to be issued. Management is not aware of any subsequent events that would require recognition or disclosure in the statement of financial condition.